FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, April 16, 2009

Mr. Guillermo Larraín Ríos
Superintendent of Securities and Insurance
Santiago

APPOINTMENT OF THE BOARD OF DIRECTORS

Dear Sir,

In accordance with current legislation and regulations, I inform you that the General Ordinary Shareholders’ Meeting of Empresa Nacional de Electricidad S.A., held yesterday, appointed a new Board of Directors of the Company for a period of three years from the date of the meeting.

The members of the Board as of April 15, 2009 are:

Mario Valcarce Durán
Andrea Brentan
Francesco Buresti
José María Calvo-Sotelo Ibáñez-Martín
Fernando D’Ornellas Silva
Borja Prado Eulate
Jaime Estévez Valencia
Leonidas Vial Echeverría
Gerardo Jofré Miranda

At an extraordinary Board meeting held on the same day, the Board agreed to appoint Mario Valcarce Durán as Chairman and Andrea Brentan as the Vice-Chairman of the Board.

During the same meeting, the Board agreed to appoint Jaime Estévez Valencia, Gerardo Jofré Miranda and Mario Valcarce Durán as members of the Directors’ Committee. Likewise, the Board agreed to appoint Fernando D’Ornellas Silva, Jaime Estévez Valencia and Borja Prado Eulate as members of the Audit Committee.

Yours sincerely,

Rafael Mateo A.
Chief Executive Officer

Santiago, April 16, 2009

Mr. Guillermo Larraín Ríos
Superintendent of Securities and Insurance
Santiago

FINAL DIVIDEND PAYMENT
FOR THE FISCAL YEAR 2008

Dear Sir,

In accordance with the provisions set forth on Circular 660 of October 22, 1986 of the Superintendency, I hereby inform you that the shareholders at the General Ordinary Shareholders’ Meeting held on April 15, 2009 agreed to distribute Ch$15.9330 per share as the final dividend, payable in cash and attributable to net income of 2008, payable on May 12, 2009. Shareholders registered in the Shareholders Registry as of May 6, 2009 are entitled to this dividend.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: April 16, 2009